Day One Biopharmaceuticals Holding Company, LLC

395 Oyster Point Blvd., Suite 217

South San Francisco, CA 94080

May 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Abby Adams
Christine Westbrook
Li Xiao
Kevin Kuhar

Re:

Day One Biopharmaceuticals Holding Company, LLC Registration Statement on Form S-1 (File No. 333-255754) originally filed May 4, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-40431) filed May 24, 2021

Requested Date: May 26, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Day One Biopharmaceuticals Holding Company, LLC (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415) 875-2420.

*    *    *

Sincerely,

DAY ONE BIOPHARMACEUTICALS HOLDING COMPANY, LLC

By:	/s/ Jeremy Bender, Ph.D., M.B.A.
Jeremy Bender, Ph.D., M.B.A.
Chief Executive Officer

cc:	Robert A. Freedman, Esq.
Effie Toshav, Esq.
Julia Forbess, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]